                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

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                        EAGLE RIVER INTERTACTIVE, INC.
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                                (Name of Issuer)

                         Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                  269837 10 0
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                                 (CUSIP Number)
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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 269837 10 0             13G                    Page 2 of 5 pages
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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TERENCE M. GRAUNKE

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

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                          SOLE VOTING POWER
                     5
     NUMBER OF            3,465,798

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,465,798

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,465,798
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      25.2%

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      TYPE OF REPORTING PERSON*
12
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

     (a)  Name of Issuer.

          Eagle River Interactive, Inc.

     (b)  Address of Issuer's Principal Executive Offices.

          1060 West Beaver Creek Blvd.
          Avon, Colorado 81620

ITEM 2.

     (a)  Name of Person Filing.

          Terence M. Graunke

     (b)  Address of Principal Business Office or, if none, Residence.

          c/o Eagle River Interactive, Inc.
          1060 West Beaver Creek Blvd.
          Avon, Colorado 81620

     (c)  Citizenship.

          USA

     (d)  Title of Class of Securities.

          Common Stock, $.001 par value

     (e)  CUSIP Number.

          269837 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]   Broker or dealer registered under Section 15 of the Act,
     (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,
     (d)  [ ]   Investment Company registered under Section 8 of the Investment
                Company Act,

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (see Sec. 240.13d-1(b)(1)(ii)(F)),
     (g)  [ ]  Parent Holding Company, in accordance with
               Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h)  [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

     Not Applicable.

ITEM 4.   OWNERSHIP.

     (a)  Amount Beneficially Owned.

          3,465,798

          Includes 418,350 shares issuable pursuant to currently exercisable employee stock options. Excludes options to purchase 11,250 shares that become exercisable in three equal annual installments beginning October 3, 1997, and options to purchase 200,000 shares that become exercisable in four equal annual installments beginning December 9, 1997.

     (b)  Percent of Class.

          25.2%

     (c)  Number of shares as to which such person has

          (i)    sole power to vote or to direct the vote:           3,465,798

          (ii)   shared power to vote or direct the vote:

          (iii)  sole power to dispose or to direct the
                 disposition of:                                     3,465,798

          (iv)   shared power to dispose or to direct the disposition of:

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 1997                    /s/ Terence M. Graunke
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                                            Terence M. Graunke